SE 09055029 OMMISSION
9

SEC Mail Processing Section
JAN 21 2009
Washington, DC
110

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SEC FILE NUMBER
8 - 67768

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 10/30/2007 (MM/DD/YY) AND ENDING 11/30/2008 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER:

NCB Securities LLC

OFFICIAL USE ONLY
FIRM ID. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

330 Madison Avenue 6th Floor
(No. and Street)

New York	New York	10017
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Roderick Mulcahy — (212) 786-7314
(Area Code -- Telephone No.)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Rothstein, Kass & Company, P.C.
(Name -- *if individual, state last, first, middle name*)

4 Becker Farm Rd.	Roseland	New Jersey	07068
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- [x] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions

PROCESSED
FEB 19 2009
THOMSON REUTERS

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240.17a-5(e)(2).*

SEC 1410 (06-02) ***Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.***

OATH OR AFFIRMATION

I, Roderick Mulcahy, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of NCB Securites LLC, as of November 30, 2008, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Signature

Managing Director

Title

LAZO MOLINA YASMIN
NOTARY PUBLIC, State of New York
No. 01LA6174922
Qualified in Nassau County
Commission Expires Oct. 1, 2011

Notary Public

STATE OF NEW YORK } SS:
COUNTY OF NASSAU }
SUBSCRIBED AND SWORN TO
BEFORE ME THIS
20th DAY OF January 2009

This report** contains (check all applicable boxes):

- [x] (a) Facing page.
- [x] (b) Statement of Financial Condition.
- [x] (c) Statement of Income (Loss).
- [x] (d) Statement of Changes in Financial Condition.
- [x] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietor's Capital.
- [ ] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [x] (g) Computation of Net Capital.
- [ ] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [ ] (i) Information Relating to the Possession or control Requirements Under Rule 15c3-3.
- [ ] (j) A Reconciliation, including appropriate explanation, of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [ ] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [x] (l) An Oath or Affirmation.
- [ ] (m) A copy of the SIPC Supplemental Report.
- [ ] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

NCB SECURITIES LLC
(a company in the development stage)

STATEMENT OF FINANCIAL CONDITION
AND
INDEPENDENT AUDITORS' REPORT

NOVEMBER 30, 2008

NCB SECURITIES LLC
(a company in the development stage)

CONTENTS

Certified
Public
Accountants

Rothstein, Kass & Company, P.C.
4 Becker Farm Road
Roseland, NJ 07068
tel 973.994.6666
fax 973.994.0337
www.rkco.com

Beverly Hills
Dallas
Denver
Grand Cayman
Irvine
New York
Roseland
San Francisco
Walnut Creek

Rothstein Kass

INDEPENDENT AUDITORS' REPORT

To the Members of
NCB Securities LLC

We have audited the accompanying statement of financial condition of NCB Securities LLC (a company in the development stage) (the "Company") as of November 30, 2008. This statement of financial condition is the responsibility of the Company's management. Our responsibility is to express an opinion on this statement of financial condition based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the statement of financial condition is free of material misstatement. An audit includes consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purposes of expressing an opinion on the effectiveness of the Company's internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall statement of financial condition presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the statement of financial condition referred to above present fairly, in all material respects, the financial position of NCB Securities LLC (a company in the development stage) as of November 30, 2008, in conformity with accounting principles generally accepted in the United States of America.

Rothstein, Kass & Company, P.C.

Roseland, New Jersey
January 16, 2009

NCB SECURITIES LLC
(a company in the development stage)

STATEMENT OF FINANCIAL CONDITION

November 30, 2008

ASSETS		
Cash and cash equivalents	$	630,060
Computer equipment, net		3,264
Security deposit		7,800
Prepaid expense		781
	$	641,905
LIABILITIES AND MEMBER'S EQUITY		
Accounts payable and accrued expenses	$	22,950
Due to related party		3,500
Total Liabilities		26,450
Member's equity accumulated during the development stage		615,455
	$	641,905

See accompanying notes to financial statements.

1. Nature of business and summary of significant accounting policies

Nature of Business

NCB Securities LLC (a company in the development stage) (the "Company") is a limited liability company organized under the laws of the state of Delaware. The Company is a broker-dealer registered with the Securities and Exchange Commission ("SEC") and is a member of the Financial Industry Regulatory Authority ("FINRA"). The Company's operations consist primarily of providing investment banking services and assisting NCB Stockbrokers Limited ("Limited"), a related party, in sales of European securities in the United States.

Development Stage Company

The Company is considered to be in the development stage as defined by Statement of Financial Accounting Standards ("SFAS") No. 7, "Accounting and Reporting by Development Stage Enterprises," and is subject to the risks associated with activities of development stage companies. All activity from commencement through November 30, 2008 relates to the Company's formation. The Company complies with the accounting and reporting requirements of SFAS No. 7. The Company has elected November 30, 2008 as its fiscal year-end.

Cash and Cash Equivalents

The Company considers money market accounts to be cash equivalents.

Computer Equipment

Computer equipment is recorded at cost, less accumulated depreciation. Depreciation is calculated using the straight-line method based upon an estimated useful life of 3 years.

Service Revenues

The Company receives service revenues from Limited for providing services related to sales of European securities in the United States. European Securities transactions are not recorded on the books of the Company. However, the Company is responsible for fails to deliver and fails to receive in the sale of European securities. There are no such transactions at November 30, 2008. The Company is paid a fee for services provided relating to the trades to comply with U.S. Securities Law. This fee of $25,000 annually is recorded monthly in equal installments.

Investment Banking Revenues

Investment banking revenues are recorded in accordance with the terms of investment banking agreements. There were no investment banking transactions during the period October 30, 2007 (commencement of operations) through November 30, 2008.

Income Taxes

The Company has elected to be treated as a limited liability company under the applicable provisions of income tax laws. The Company is a limited liability company and, accordingly, no income taxes are incurred by the Company as all earnings and losses flow directly to the members. The Company is subject to the minimum New York State and New York City taxes.

1. Nature of business and summary of significant accounting policies (continued)

Use of Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

New Pronouncements

In June 2006, the FASB issued FASB Interpretation No. 48 ("FIN 48"), Accounting for Uncertainty in Income Taxes – an interpretation of FASB Statement 109. FIN 48 clarifies the accounting for uncertainty in income taxes recognized in an enterprise's financial statements in accordance with FASB Statement No. 109, Accounting for Income Taxes. FIN 48 prescribes a comprehensive model for recognizing, measuring, presenting and disclosing in the financial statements tax positions taken or expected to be taken on a tax return. If there are changes in net assets as a result of application of FIN 48 these will be accounted for as an adjustment to the opening balance of member's equity. Additional disclosures about the amounts of such liabilities will be required also. In February 2008, the FASB delayed the effective date of FIN 48 for certain nonpublic enterprises to annual financial statements for fiscal years beginning after December 15, 2007. The Company will be required to adopt FIN 48 in its 2009 annual financial statements. Management has not assessed the impact of FIN 48 on its financial position and results of operations and has not determined if the adoption of FIN 48 will have a material effect on its financial statements.

2. Liquidity

The Company faces many risks encountered by development stage companies, including rapidly changing market conditions. As shown in the accompanying financial statements, the Company has incurred a net loss of approximately $262,000 and approximately $235,000 of net cash used in operating activities for the period October 30, 2007 (commencement of operations) through November 30, 2008. These losses are a result of the Company not generating any operating revenue from investment banking activities as of November 30, 2008 and for the period October 30, 2007 (commencement of operations) through November 30, 2008. Despite this, the Company has working capital surplus and positives cash generated from financing activities as of November 30, 2008 and for the period October 30, 2007 (commencement of operations) through November 30, 2008. The Company's long-term liquidity is dependent upon attaining profitable operations and securing future financing.

3. Computer equipment

Details of computer equipment at November 30, 2008 are as follows:

Computer equipment	$ 4,896
Less accumulated depreciation	(1,632)
	$ 3,264

Depreciation expense for the period October 30, 2007 (commencement of operations) through November 30, 2008 was $1,632.

4. Net capital requirement

The Company is a member of FINRA and is subject to the SEC Uniform Net Capital Rule 15c3-1. This Rule requires the maintenance of minimum net capital and that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 8 to 1, and that equity capital may not be withdrawn or cash dividends paid during the first year of operation. At November 30, 2008 the Company's net capital was approximately $604,000, which was approximately $354,000 in excess of its minimum requirement of $250,000.

5. Related party transactions

The due to related party account on the Statement of Financial Condition of $3,500 relates to expenses paid by Limited on behalf of the Company.

The Company earned 100% of its revenue from Limited when providing services related to the sales of European securities in United States. The Company has a Clearing Agency Agreement with Limited which states that Limited will be the contractual counterparty to, and will settle all transactions by U.S. investors in non-U.S. equity and fixed income securities that are traded on non-U.S. exchanges and other non-U.S. regulated markets and that are affected by the Company. Pursuant to this agreement, Limited does not require the Company to maintain a clearing deposit, and has waived all fees with respect to any clearing services.

6. Concentration of credit risk

The Company maintains its cash balances at one financial institution, which at times, may exceed federally insured limits. Effective October 3, 2008, the federal insured limit was increased to $250,000, from $100,000, and will remain at this amount until December 31, 2009. The Company has not experienced any losses in such accounts and believes it is not subject to any significant credit risk on cash.

7. Commitments

In December 2007, the Company entered into a Consulting Agreement (the "Consulting Agreement") with a third party. The Consulting Agreement provides for a monthly installment of $1,500 for services provided. The Consulting Agreement shall continue in force until terminated by either party. For the period October 30, 2007 (commencement of operations) through November 30, 2008, the Company paid approximately $18,000 in consulting fees.

END